September 12, 2019

Raj Kannan
Chief Executive Officer
Chiasma, Inc.
460 Totten Pond Road, Suite 530
Waltham, Massachusetts 02451

       Re: Chiasma, Inc.
           Registration Statement on Form S-3
           Filed September 6, 2019
           File No. 333-233654

Dear Mr. Kannan:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed September 6, 2019

Description of Capital Stock, page 10

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your disclosure to clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance
 Raj Kannan
Chiasma, Inc.
September 12, 2019
Page 2
       with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                              Sincerely,
FirstName LastNameRaj Kannan
                                                              Division of
Corporation Finance
Comapany NameChiasma, Inc.
                                                              Office of
Healthcare & Insurance
September 12, 2019 Page 2
cc:       Daniel A. Lang - Goodwin Procter LLP
FirstName LastName